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                      [LOGO OF KIEWIT MATERIALS COMPANY]

                                                                   July 23, 2002

Dear Stockholder:

     I am pleased to inform you that on July 9, 2002, Kiewit Materials entered into an Agreement and Plan of Merger with Rinker Materials Corporation, and its subsidiary, Jem Lear Acquisition Company, Inc. Pursuant to that agreement, Jem Lear is today commencing a tender offer to purchase all of Kiewit Materials' outstanding shares of stock, at a price of $17.00 per share. The tender offer is currently scheduled to expire at 5:00 p.m., New York City time, on Wednesday, September 25, 2002.

     The tender offer is subject to certain conditions described in the accompanying tender offer materials from Rinker, which I encourage you to review carefully. These conditions include the requirement that at least 90% of the outstanding shares must be tendered before 5:00 p.m., New York City time, on Wednesday, September 25, 2002. Following the successful completion of the tender offer, any remaining shares of Kiewit Materials stock not acquired in the tender offer will be cashed out, at the same $17.00 price, through the merger of Kiewit Materials with Jem Lear.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TENDER OFFER AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9. The Schedule 14D-9 also contains other information regarding the transaction.

     Also, enclosed are the tender offer materials from Rinker, including a Transmittal Letter to be used for tendering your shares. These documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. I urge you to read all of the enclosed materials and consider this information carefully.

     The management and directors of Kiewit Materials thank you for your support.

                                          Sincerely,



                                          /s/ Kenneth E. Stinson
                                          Kenneth E. Stinson
                                          Chairman of the Board